SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: May 2020

Commission File Number: 001-33526

NEPTUNE WELLNESS SOLUTIONS INC.

(Translation of Registrant’s name into English)

545 Promenade du Centropolis

Suite 100

Laval, Québec

Canada H7T 0A3

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The information contained in Exhibit 99.1 to this Form 6-K, except for (i) the information contained in the second bullet point under the title of the press release and (ii) the information contained under the heading “First Quarter Fiscal 2021 Revenue Outlook”, is incorporated by reference into the registration statement on Form F-10 (File No. 333-229631) of Neptune Wellness Solutions Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEPTUNE WELLNESS SOLUTIONS INC.

Date: May 14, 2020	By:	/s/ Toni Rinow
	Name:	Toni Rinow
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release dated May 14, 2020